

November 19, 2024

Thomas F. Cowhey
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

      Re: CVS Health Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-01011

Dear Thomas F. Cowhey:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statements of Operations, page 109

1.   Please remove dividends declared per share from your consolidated statements of operations and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and earnings releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services